[McGuire Woods LLP Letterhead]

October 29, 2007

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Ms. Peggy Fisher

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Rubicon Technology, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 11, 2007

File No. 333-145880

Dear Ms. Fisher:

On behalf of Rubicon Technology, Inc. (the “Company”), we are writing in response to your letter dated October 26, 2007, regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on October 11, 2007, File No. 333-145880 (the “Registration Statement”). To facilitate your review of our response, we are including your comments in boldface, followed by our response and, where appropriate, our revisions to the Registration Statement.

The Rubicon Solution, page 53

1. Please refer to prior comment 20. Please clarify that your belief that your wafers are “best-in-class in terms of quality” is based on a 1994 publication. Please advise us whether there are any more recent publications available that support your belief.

RESPONSE: The Company has revised the Registration Statement to clarify that its belief is based on a 1994 publication. The Company does not believe that there is a more recent publication to support its belief.

The first three sentences under “High quality sapphire products” on page 53 have been revised to read as follows:

October 29, 2007

“We believe our sapphire crystal wafers are best-in-class in terms of quality. Our quality advantage is exhibited by our ability to produce crystals with an etch pitch density (“EPD”) of fewer than 100 defects per square centimeter, which is significantly better than the industry standard range. According to Sapphire & Other Corundum Crystals by E. Dobrovinskaya, L. Lytvynov, and V. Pishchik (1994), for sapphire grown using other methods, the standard EPD is 5,000 to 100,000 defects per square centimeter.”

Customers, page 60

2. Please refer to prior comment 22. Please tell us why you have not filed as an exhibit your agreement with Tera Xtal Technology Corporation.

RESPONSE: The Company did not have a supply agreement with Tera Xtal Technology Corporation (“TXTC”) for 2006, the year that it was a significant customer. Instead, the Company conducted business with TXTC based on a series of purchase orders, each covering deliveries during a three month period. Purchase orders constitute the means by which the Company conducts business with most of its customers. Even if such purchase orders were considered to be contracts, they are the type of contract that ordinarily accompanies the Company’s kind of business. As such, they need not be filed pursuant to Item 601(b)(10) of Regulation S-K unless the Company’s business is substantially dependent on them. Item 601(b)(10)(ii)(B) cites the following as an example of a type of contract upon which a company’s business is substantially dependent: “continuing contracts to sell the major part of registrant’s products or services.” The Company does not believe that the TXTC purchase orders constituted “continuing contracts” even during 2006 because of their extremely short term nature. In addition, the Company terminated its business relationship with TXTC in the spring of 2007. Therefore, the TXTC purchase orders are not “continuing” in any sense of that term. The Company therefore respectfully submits that the TXTC purchase orders are not required to be filed with the Commission.

3. We note that you revised your financial statements to record the debit for “accretion of preferred stock to redemption value” against additional paid-in capital. Additionally, we note from page F-33 that you revised the total amount of accretion for the six months ended June 30, 2007. Please tell us, and revise as necessary, why you did not label the financial statements as restated for these changes and provide the disclosures required by SFAS 154. Additionally, tell us why your auditors did not reference this restatement in their audit opinion.

RESPONSE: The Company respectfully advises the Commission that the Company considered both SFAS 154, “Accounting Changes and Error Corrections—a Replacement of APB Opinion No. 20 and FASB Statement No. 3” and SAB 99, “Materiality” and determined that the adjustments to Accumulated Deficit and Additional Paid-In Capital and the adjustment to the amount of accretion for the six months ended June 30, 2007 were not material to the

October 29, 2007

financial statements. In reaching its conclusion, the Company considered the significance of the changes to users of these financial statements and the Company does not believe that the changes in light of all the circumstances would have changed the judgment of a reasonable person relying upon these financial statements. In particular, the Company considered the following:

Adjustments for preferred stock accretion related to reclassification between Accumulated Deficit and Additional Paid-in Capital:

•	The adjustments were a reclassification between equity categories (i.e., accumulated deficit and additional paid-in capital); total equity remained unchanged;

•	The adjustments did not result in a change to net income (loss);

•	The adjustments did not have a material impact on the Company’s disclosure of earnings per share;

•	The adjustments had no impact on cash or cash flow;

•	The adjustments did not correct an attempt to hide a failure to meet analysts’ expectations;

•	The adjustments do not affect the Company’s compliance with loan covenants or other contractual requirements; and

•	The adjustments do not have an effect on management’s compensation.

Adjustment for preferred stock accretion in unaudited six months ended June 30, 2007 Statement of Operations:

•	The adjustments did not result in a change to net income, which remained at $515,000;

•	The change to net loss attributable to common stockholders was $318,000 or 1% of the net loss attributable to common stockholders of $22,992,000;

•	The adjustments did not have a material impact on the Company’s disclosure of earnings per share;

•	The June 2007 unaudited financial statements will be updated with September 2007 unaudited financial statements in Amendment No. 2 to Form S-1;

•	The adjustments had no impact on cash or cash flow;

•	The adjustments did not correct an attempt to hide a failure to meet analysts’ expectations;

•	The adjustments do not affect the Company’s compliance with loan covenants or other contractual requirements; and

•	The adjustments do not have an effect on management’s compensation.

Given the items considered above, the Company believes that the adjustments would not have been viewed by a reasonable investor as having significantly altered the “total mix” of information made available (definitions of “materiality” included in SAB 99). Accordingly, the Company does not believe it is necessary to add the disclosures pursuant to SFAS 154 to label the financial statements as restated.

October 29, 2007

Lastly, the Company respectfully advises the Commission that its auditors advised the Company that they did consider whether an explanatory paragraph should be added to their opinion to disclose the adjustment between Accumulated Deficit and Additional Paid-in Capital as a restatement and they agreed with the Company’s position that the adjustments were not material or otherwise of a nature that would require the financial statements and their opinion to be labeled as restated. As such, they informed the Company that it was not necessary to reference the adjustments in their audit opinion.

Please advise us if we can provide further information or assistance to facilitate your review. Please direct any questions concerning our responses to your questions and comments to me at (804) 775-1022 or to the Company’s Chief Financial Officer, William Weissman, at (847) 457-3610.

The Company expects to print preliminary prospectuses on the evening of Wednesday, October 31, 2007. If at all possible, we would appreciate hearing back from the staff on this response before then.

Sincerely,

/s/ David N. Oakey

David N. Oakey

cc:	Tom Jones
David Burton
Lynn Dicker
Raja Parvez
Scott Glickson
Robert Latta
Robert Suffoletta